EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$43,602,415.72 (1)	0.00927%	$4,041.94 (2)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$43,602,415.72 (1)
Total Fees Due for Filing			$4,041.94
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$4,041.94

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of January 31, 2022.
(2)	Calculated at $92.70 per $1,000,000.00 of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources

	Registrant or filer name	Form or filing type	File number	Initial filing date	Filing date	Fee offset claimed	Fee paid with fee offset source

Fee Offset Claims		X	X	X		X

Fee Offset Sources	X	X	X		X		X